Exhibit 99.1

Statement 17 December 2008
Following Moody’s Investors Service rating action of 16 December 2008, whereby Eksportfinans was downgraded from AAA with negative outlook to Aa1 with negative outlook, Eksportfinans provides information as set out below.
Eksportfinans sees Moody’s downgrade as unexpected. In a year of extreme market volatility, the institution has taken a number of very concrete steps to strengthen its creditworthiness:
•	March 2008 a NOK 1.2 billion capital increase was paid in pro rata across all shareholders including the Kingdom of Norway.

•	March 2008 a portfolio hedge agreement was signed whereby liquidity portfolio P&L volatility was passed pro rata to all shareholders including the Kingdom of Norway. This hedge was put in place following unrealised losses on the institution’s liquidity portfolio that arose after the implementation of IFRS accounting standards. The institution took the view that complete transparency towards investors with regard to the content and mark to market value of the liquidity portfolio was the only responsible course of action.

•	November 2008 Eksportfinans entered into an agreement with the Kingdom of Norway whereby the government provides explicit support in the form of a pledge to fund new export lending for the next 2 years on a 5 year basis. In a Norwegian context where explicit government guarantees have not been given up until now, this agreement with the State is unprecedented and underpins the strong ties the institution has with the State as well as the clear public policy role Eksportfinans plays towards the export sector. Eksportfinans is the sole provider of government supported export credits to the Norwegian export sector.

•	November 2008 in conjunction with the explicit support offered by the Kingdom of Norway in the form of funding, the government has changed the purpose of its ownership in Eksportfinans from pure commercial to commercial with the addition of other specifically defined objectives. This is a reflection of the important role that Eksportfinans plays in providing competitive financing for the Norwegian export sector and serves to further underline the institution’s public policy role.
Moody’s press release points to Eksportfinans’ exposure to Icelandic banks. Eksportfinans’ exposure to the Icelandic bank, Glitnir HF is based upon an unauthorised withholding of Eksportfinans funds. Eksportfinans is pursuing all means possible to secure its assets and given that this type of process typically takes time, the institution has accounted for the main part of these potential losses in its third quarter report.
In terms of the possible sale of Eksportfinans’ local government lending daughter company, Kommunekredit Norge AS, the institution is considering several options which will secure a sustainable business model for Eksportfinans.